iShares® Delaware Trust Sponsor LLC

400 Howard Street

San Francisco, California 94105

June 1, 2022

VIA EDGAR

Office of Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	John Stickel, Esq. and J. Nolan McWilliams, Esq.

	Re:	iShares® S&P GSCI Commodity-Indexed Trust Amendment No. 1 to Registration Statement on Form S-3 File No. 333-264092

Commission Staff:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), iShares® Delaware Trust Sponsor LLC, as sponsor on behalf of the registrant, iShares® S&P GSCI Commodity-Indexed Trust, hereby requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective under the Securities Act on June 3, 2022 at 1:00 p.m. Eastern Time or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Clifford R. Cone of Clifford Chance US LLP at (212) 878-3180 or Jason D. Myers of Clifford Chance US LLP at (212) 878-8324 and that such effectiveness also be confirmed in writing.

Very truly yours,

iShares® S&P GSCI Commodity-Indexed Trust

By:	iShares® Delaware Trust Sponsor LLC, its sponsor

/s/ Paul Lohrey
By:	Paul Lohrey
Title:	Chief Executive Officer, Principal Executive Officer, President

/s/ Trent W. Walker
By:	Trent W. Walker
Title:	Chief Financial Officer, Principal Accounting Officer

cc:	Clifford R. Cone, Esq.
Jason D. Myers, Esq.
Clifford Chance US LLP 31 West 52nd Street New York, NY 10019